Exhibit 99.1

Yingli Green Energy Announces Progress from Recent Meetings with Holders of 2011 MTNs and 2010 MTNs

BAODING, China, April 27, 2017 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or the “Company"), one of the world's leading solar panel manufacturers, today announced that, following meetings on April 18, 2017, between its subsidiary, Baoding Tianwei Yingli New Energy Company Limited (“Tianwei Yingli”), and the holders of Tianwei Yingli’s RMB1.4 billion of medium-term notes due on May 12, 2016 (the “2011 MTNs”) and remaining portion (approximately RMB357 million in principal amount) of the RMB1.0 billion of medium-term notes due on October 13, 2015 (the “2010 MTNs”), Bank of Communications Co., Ltd. (“BoCom”), the lead underwriter of the 2010 MTNs and 2011 MTNs, has recently announced resolutions passed by holders of the MTNs after the meetings.

According to BoCom’s announcement, resolutions passed by holders of the MTNs mainly include the following:

•	Tianwei Yingli should be asked to repay the principal and interest of the 2011 MTNs, the remaining principal of the 2010 MTNs and penalty for default payments under the 2011 MTNs and 2010 MTNs as soon as possible and within three months of the meetings;

•	Tianwei Yingli should be asked to formulate a repayment plan with quarterly repayment schedules and specific repayment measures for the 2011 MTNs and the remaining portion of the 2010 MTNs;

•	Tianwei Yingli should be asked to report relevant information to the holders of the MTNs on a periodical basis including information on the working progress and other relevant information of the committee formed by the financial creditors of Tianwei Yingli, including but not limited to work schedule of such financial creditors' committee, potential debt restructuring plan of Tianwei Yingli or Yingli Group or any debt-to-equity swap plan;

•	The holders of the 2010 MTNs and 2011 MTNs should have the rights to request attendance at meetings of the financial creditors' committee to keep abreast of relevant information and should have the rights to resort to all legal means (including lawsuit) to protect their rights.

At the meetings, the Company reported its recent operating conditions, the progress made with respect to the financial creditors' committee, information relating to potential introduction of strategic investors and liquidation of certain assets. As the Company is considering its options with respect to the debt repayment issues faced by the Company's principal subsidiaries, the Company expressed its request that holders of the MTNs should give the Company sufficient and reasonable amount of time to raise funds in order to repay the MTNs as soon as possible. The Company also informed the holders of the MTNs that, while it will formulate a repayment plan as soon as possible according to the progress of the potential debt restructuring, it may take certain amount of time. The Company will report the proposal made by the holders of the MTNs to the financial creditors' committee and will respect any agreement to be reached among holders of the MTNs, the financial creditors' committee and the lead underwriter of the MTNs with respect to the last resolution passed by holders of the MTNs described above. After BoCom’s announcement, the Company has continued its negotiation with the holders of the remaining portion of 2010 MTNs and 2011 MTNs.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 17GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com